[On Church & Dwight Co., Inc. letterhead]

April 2, 2010

Jay Ingram, Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4631
100 F Street, NE
Washington, DC   20549

Re:	Church & Dwight, Co., Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 1-10585

Dear Mr. Ingram:

We are providing this letter to respond to the comments of the staff contained in your March 22, 2010 letter to Matthew T. Farrell.  Set forth below are the staff’s comments and our responses.

General

1.
Please explain why you remain eligible to utilize the automatic shelf registration statement on Form S-3 (333-157491), which became immediately effective upon filing on February 24, 2009.  We note that the filing of your Form 10-K for the fiscal year ended December 31, 2009 serves as the Section 10(a)(3) update for the automatic shelf registration statement and that, at the time of the update, you are required to retest your eligibility to remain on the automatic shelf registration statement.  As you are aware, General Instruction I.A.3(b) of Form S-3 requires that you must have timely filed all required reports during the twelve months preceding the filing of your registration statement.  It appears as though the Form 8-K filed on March 17, 2009, reporting an event that occurred on March 10, 2009, was not timely filed.  Please advise.  Refer to Question 114.04 of our Securities Act Forms Compliance and Disclosure Interpretations.  Provide similar analysis for any outstanding effective registration statements on Form S-8.

We acknowledge that, under the staff interpretation provided in Question 114.04 of the Division of Corporation Finance’s Securities Act Forms Compliance and Disclosure Interpretations, upon the filing of our Form 10-K for the fiscal year ended December 31, 2009, we were no longer eligible to utilize the automatic shelf registration statement on Form S-3 that we initially filed on February 24, 2009.  The loss of eligibility was due to the fact that a Form 8-K disclosing, pursuant to Item 5.02(b), the retirement of a director (the “March 2009 Form 8-K”) was filed on March 17, 2009, the day following the applicable filing deadline.  Please note that we have never sold any securities pursuant to the automatic shelf registration statement.  We will file a post-effective amendment to the automatic shelf registration statement within the next week to remove from registration all securities registered under the automatic shelf registration statement.

Jay Ingram, Legal Branch Chief
April 2, 2010

Please note that because, as of April 1, 2010, we have filed in a timely manner all reports required to be filed during the preceding 12 calendar months, and we otherwise meet the applicable requirements of Form S-3, including the requirements of Instruction I.D. of Form S-3, we again are eligible to file an automatic shelf registration statement.

With regard to our Forms S-8, we understand that the staff has taken the position under Question 126.03 of the Division of Corporation Finance’s Securities Act Forms Compliance and Disclosure Interpretations that if, at the time a registration statement on Form S-8 is required to be updated under Section 10(a)(3), a company is not current in its reporting obligations, the company must cease using the Form S-8 registration statement.  However, at the time of the Section 10(a)(3) update for our outstanding Forms S-8 (which was accomplished through the filing of our Form 10-K for the fiscal year ended December 31, 2009), we were current in our reporting obligations, including the reporting obligation with regard to the event addressed in the March 2009 Form 8-K.  As noted above, the March 2009 Form 8-K was filed on the day following the applicable filing deadline.  Therefore, we have continued to be eligible to use the Forms S-8.

Exhibits 31.1 and 31.2

2.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

In future filings, the identification of the certifying individual at the beginning of the certification required by Rule 13a-14(a) under the Exchange Act will be revised so as not to include the individual’s title.

As requested by the staff, Church & Dwight Company, Inc. (“Church & Dwight”) acknowledges the following with regard to the Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”):

•	Church & Dwight is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Church & Dwight may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jay Ingram, Legal Branch Chief
April 2, 2010

Thank you for your consideration. If you have any further questions or otherwise wish to address these matters further, please contact Alan Singer of our counsel, Morgan, Lewis & Bockius LLP at (215)-963-5224.

Sincerely,

CHURCH & DWIGHT CO., INC.

By:	/s/ Steven J. Katz
Steven J. Katz
Vice President and Controller